SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 17)*

Aceragen, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

00445F109

(CUSIP number)

Youssef El Zein

c/o Stuarts Corporate Services Ltd.

Kensington House, 69 Dr. Roy’s Drive

Georgetown, Grand Cayman KY1-1104

Cayman Islands

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	NAMES OF REPORTING PERSONS Pillar Pharmaceuticals 6, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 80,801 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 80,801 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,801 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.0% (2)
14.	TYPE OF REPORTING PERSON PN

(1)

This Amendment No. 17 (as defined below) to Schedule 13D (as defined below) is filed by Pillar Pharmaceuticals 6, L.P. (“Pillar 6”), Pillar Invest Corporation (“Pillar GP”), Pillar Partners Foundation, L.P. (“Pillar Foundation”, and, together with Pillar 6 and Pillar GP, the “Pillar Entities”), Abude Umari and Youssef El Zein (together with the Pillar Entities and Mr. Umari, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Amendment No. 16 to Schedule 13D. The Pillar Entities exercise no voting or dispositive power over and expressly disclaim beneficial ownership of any shares of the common stock, par value $0.001 per share (the “Common Stock”), of Aceragen, Inc. (formerly Idera Pharmaceuticals, Inc.), a corporation organized under the laws of the state of Delaware (the “Company” or the “Issuer”), held directly by Messrs. Umari and El Zein, and Messrs. Umari and El Zein expressly disclaim beneficial ownership of any shares of Common Stock held directly by Pillar 6, Pillar Foundation and indirectly by Pillar GP.

Pillar 6 directly holds 45,114 Common Warrants (the “Common Warrants”), which are exercisable for shares of Common Stock. Pursuant to the terms of the Common Warrants, a blocker provision limits the number of Common Warrants exercisable for shares of Common Stock to the extent such exercise would allow the percentage of Common Stock held directly to exceed 19.99% (the “Blocker Provision”).

Pillar Foundation directly holds 35,687 Common Warrants, which are exercisable for shares of Common Stock. These Common Warrants are subject to the Blocker Provision.

All of the Common Warrants held by Pillar 6 and Pillar Foundation are currently exercisable, subject to the Blocker Provision, to the extent applicable.

Mr. El Zein directly holds 386 shares of Common Stock.

(2)	The percentage of the class was calculated based on 8,420,276 shares of Common Stock outstanding as of July 19, 2023.

1.	NAMES OF REPORTING PERSONS Pillar Partners Foundation, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 80,801 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 80,801 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,801 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.0% (2)
14.	TYPE OF REPORTING PERSON PN

1.	NAMES OF REPORTING PERSONS Pillar Invest Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 80,801 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 80,801 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,801 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.0% (2)
14.	TYPE OF REPORTING PERSON PN

1.	NAMES OF REPORTING PERSONS Youssef El Zein
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION France and Lebanon

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 386 (1)
	8.	SHARED VOTING POWER 80,801 (1)
	9.	SOLE DISPOSITIVE POWER 386 (1)
	10.	SHARED DISPOSITIVE POWER 80,801 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,187 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.0% (2)
14.	TYPE OF REPORTING PERSON IN

1.	NAMES OF REPORTING PERSONS Abude Umari
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION France and Lebanon

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 80,801 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 80,801 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,801 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.0% (2)
14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

Explanatory Note: This Amendment No. 17 to Schedule 13D (this “Amendment No. 17”) amends the Schedule 13D filed on November 14, 2011 (the “Original 13D”), as amended by Amendment No. 1 to Schedule 13D filed on November 16, 2012 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed on June 5, 2013 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed on October 9, 2013 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D filed on October 17, 2016 (“Amendment No. 4”), Amendment No. 5 to Schedule 13D filed on July 25, 2019 (“Amendment No. 5”), Amendment No. 6 to Schedule 13D filed on May 7, 2020 (“Amendment No. 6”), Amendment No. 7 to Schedule 13D filed on August 17, 2020 (“Amendment No. 7”), Amendment No. 8 to Schedule 13D filed on December 30, 2020 (“Amendment No. 8”), Amendment No. 9 to Schedule 13D filed on April 1, 2021 (“Amendment No. 9”), Amendment No. 10 to Schedule 13D filed on June 7, 2021 (“Amendment No. 10”), Amendment No. 11 to Schedule 13D filed on June 24, 2022 (“Amendment No. 11”), Amendment No. 12 to Schedule 13D filed on July 1, 2022 (“Amendment No. 12”), Amendment No. 13 to Schedule 13D filed on October 5, 2022 (“Amendment No. 13”), Amendment No. 14 to Schedule 13D filed on January 30, 2023 (“Amendment No. 14”), Amendment No. 15 to Schedule 13D filed on April 10, 2023, and Amendment No. 16 to Schedule 13D filed on July 17, 2023 (together with the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15 and Amendment No. 17 the “Schedule 13D”) and relates to the Common Stock. The principal executive offices of the Issuer are located at 505 Eagleview Blvd., Suite 212, Exton, PA 19341.

Except as specifically amended by this Amendment No. 17, the disclosure in the Schedule 13D remains in full force and effect. Capitalized terms used in this Amendment No. 16 but not otherwise defined shall have the meanings given to such terms in the Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

(a) — (b)

The following sets forth, as of the date of this Amendment No. 17, the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 8,420,276 shares of Common Stock outstanding at July 19, 2023.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Pillar 6	80,801	1.0%	0	80,801	0	80,801
Pillar Foundation	80,801	1.0%	0	80,801	0	80,801
Pillar GP	80,801	1.0%	0	80,801	0	80,801
Abude Umari	80,801	1.0%	0	80,801	0	80,801
Youssef El Zein	81,187	1.0%	386	80,801	386	80,801

(c) Except as set forth in the table below, no transactions in the Common Stock were effected by the Reporting Persons since the most recent filing of the Schedule 13D.

Reporting Person	Date	Amount of Securities	Price per Share	Where and How Effected
Pillar Foundation	July 17, 2023	2,823	$1.50	Sold in the Open Market
Pillar Foundation	July 18, 2023	3,500	$1.47	Sold in the Open Market
Pillar Foundation	July 19, 2023	7,040	$1.46	Sold in the Open Market
Pillar 6	July 19, 2023	3,022	$1.47	Sold in the Open Market
Pillar Foundation	July 20, 2023	10,000	$1.31	Sold in the Open Market
Pillar 6	July 20, 2023	9,258	$1.30	Sold in the Open Market
Pillar 6	July 20, 2023	3,900	$1.28	Sold in the Open Market
Pillar 6	July 20, 2023	3,039	$1.40	Sold in the Open Market
Pillar 6	July 20, 2023	505	$1.33	Sold in the Open Market
Abude Umari	July 20, 2023	33,030	$1.28	Sold in the Open Market
Abude Umari	July 21, 2023	96,090	$1.01	Sold in the Open Market
Pillar Foundation	July 21, 2023	68,725	$1.02	Sold in the Open Market
Pillar 6	July 21, 2023	200	$1.20	Sold in the Open Market
Pillar 6	July 21, 2023	3,836	$1.02	Sold in the Open Market
Pillar 6	July 21, 2023	2,300	$1.00	Sold in the Open Market
Pillar 6	July 21, 2023	4,900	$1.02	Sold in the Open Market
Pillar 6	July 21, 2023	989	$1.23	Sold in the Open Market
Pillar 6	July 21, 2023	2,300	$1.13	Sold in the Open Market
Abude Umari	July 24, 2023	35,774	$0.78	Sold in the Open Market

Pillar Foundation	July 24, 2023	173,903	$0.74	Sold in the Open Market
Pillar 6	July 24, 2023	1,193	$0.90	Sold in the Open Market
Pillar 6	July 24, 2023	744	$0.70	Sold in the Open Market
Pillar 6	July 24, 2023	9,840	$0.77	Sold in the Open Market
Pillar 6	July 24, 2023	4,604	$0.79	Sold in the Open Market
Pillar 6	July 24, 2023	160	$0.95	Sold in the Open Market
Pillar 6	July 24, 2023	2,684	$0.70	Sold in the Open Market
Pillar 6	July 24, 2023	1,123	$0.74	Sold in the Open Market
Pillar 6	July 24, 2023	53,932	$0.72	Sold in the Open Market
Pillar Foundation	July 25, 2023	89,256	$0.64	Sold in the Open Market
Pillar 6	July 25, 2023	27,011	$0.68	Sold in the Open Market
Youssef El Zein	July 25, 2023	1,161	$0.61	Sold in the Open Market

(d) No persons other than the Reporting Persons and their investment clients have the right to participate in the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered hereby.

(e) As of July 24, 2023, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock.

ITEM 7. Materials to be Filed as Exhibits.

Exhibit 99.1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 3rd day of August, 2023.

PILLAR PHARMACEUTICALS 6, L.P. CORPORATION

By:	Pillar Invest Corporation, its general partner

By:	/s/ Youssef El Zein
Name: Youssef El Zein
Title: Director

PILLAR PARTNERS FOUNDATION, L.P.

By:	/s/ Youssef El Zein
Name: Youssef El Zein
Title: Director

PILLAR INVEST CORPORATION

By:	/s/ Youssef El Zein
Name: Youssef El Zein
Title: Director

/s/ Abude Umari
Abude Umari

/s/ Youssef El Zein
Youssef El Zein